List of Subsidiaries

Bonus Interactive Inc., a Delaware corporation and wholly owned by the registrant

Webxu Media, Inc., a Delaware corporation and wholly owned by the registrant

Lot6 Media, LLC, a California limited liability company and wholly owned by Webxu Media, Inc.